750 Lindaro Street, Suite 350

Tel: (415) 721-0452

San Rafael, CA 94901

Fax: (415) 721-0458

May 22, 2009

United States Securities and Exchange Commission (the “Commission”)

Washington, D.C. 20549

Attention:

Melissa Feider

Staff Accountant

RE:

Blink Logic Inc. (the “Company”)

Form 8-K filed May 4, 2009

File No. 001-05996

Dear Melissa,

With reference to your letter dated May 7, 2009, we have attached a redline version of an amended Form 8-K with changes to our Form 8-K filed on May 4, 2009 as follows:

1.

Item 4.01(a)(iii) has been amended to refer to the subsequent interim period to April 29, 2009 and reference Regulation S-K, Item 304(a)(1)(iv).

2.

Item 4.01(a)(iv) has been amended to refer to the subsequent interim period to April 29, 2009.

In connection with this response, the Company acknowledges the following:

-

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Commission Division of Enforcement has access to all information that we provide to the Commission Division of Corporation Finance.

Yours truly,

Blink Logic Inc.

/s/ L. R. Bruce

L.R. Bruce

Chief Financial Officer

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